

April 29, 2011

Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

> **Re: Green Dragon Wood Products, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2010**
> **Filed February 22, 2011**
> **Response Letter Dated April 8, 2011**
> **File No. 0-53379**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Employees, page 9

1.   We reissue comment four of our letter dated February 24, 2011 as it appears you have omitted a response to this comment. In future filings, please disclose the number of your employees who are full-time employees. Refer to Item 101(h)(4)(xii).

Code of Ethics, page 31

2.   We note your response to comment 23 of our letter dated February 24, 2011. Please tell us whether you still undertake to post your code of ethics to your website. If you do undertake to do so, please tell us when you expect to fulfill this undertaking as we note your website currently appears to be at least partially operational.

3.   We note your responses to our prior comment number 19. Based on the information provided in your response, it appears your organization lacks expertise related to U.S. GAAP. Provided you have no further information to support a U.S. GAAP expertise assertion, please amend your document to address the apparent material weakness in your internal control over financial reporting for this element of your internal controls.

4.   We note your responses to our prior comment numbers 27 and 29. Please confirm, and clarify in future filings, if accurate, that the tri-parties settlement agreement you refer to represents a legal right of offset as contemplated by ASC 210-20-45 otherwise, explain why your net presentation is appropriate. Also, please revise your proposed disclosures related to significant customers in future annual and quarterly filings to quantify and disclose the amount of accounts payable offset against accounts receivable.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Financial Statements

Note 13-Concentrations of Risk, page 16

5.   We note from your response to our prior comment number 31 that you believe you do not have a recoverability issue regarding customer "B"'s accounts receivable. It appears your net receivable balance related to customer "B" was approximately $3.5 million at March 31, 2010. Your response indicates that through February 22, 2011, you have received only $1,040,000 of this amount from your customer. As such, it appears customer "B" is paying on terms that are substantially in excess of the 180 day credit terms you state in your response. Please tell us, and disclose in future filings, the

amounts receivable from customer "B" that are past due, including an aging analysis of this customer's balance.

Exhibit 31.1

6.　　Please note that we cannot complete our review of your filings until you have filed the amended Form 10-Q as requested in comment 36 of our letter dated February 24, 2011.

Closing Comments

　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Dickerson at (202) 551-3749, or Dietrich King at (202) 551-3338 with questions regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　W. John Cash
　　　　　　　　　　　　　　　　　　Branch Chief